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                                                                EXHIBIT 99(d)(6)

                       FOR IMMEDIATE RELEASE TO THE PRESS

     On January 15, 1997, shareholders of Spectex Industries, Inc. (SCXI) exchanged all their shares amounting to 4,101,711 or just over 90% of the outstanding shares for all the stock of a newly incorporated closely held company, Nnewco-King, Inc. Such an exchange of stock was to facilitate the taking of Spectex private by merging it into Nnewco-ing. Under New York Law the new parent will not have to obtain consent of the remaining public shareholders of Spectex.

     Nnewco-King, Inc. will buy all the outstanding shares of the public shareholders for $.10 per share. The companies will file notice with the SEC in the coming weeks and thereafter mail copies of the appropriate documents to every shareholder of record. After the merger Spectex will no longer exist, but the new company, Nnewco-King, Inc will assume the business and operate as did Spectex did before the merger.

Dated  January 31, 1997

                                                /s/ Michael Oberlander
                                                ________________________________
                                                Michael Oberlander, President of
                                                Spectex Industries and Nnewco-
                                                King, Inc.